EXHIBIT 7

Explanation of the report that the Company’s procurement plan of nearly NT$5 billion for its fiber network is welcomed by Taiwan ICT manufacturers

Date of events: 2012/04/09

Contents:

1.Name of the reporting media: Commercial Times

2.Date of the report:2012/04/09

3.Content of the report: Chunghwa Telecom planned to invest NT$200 billion on fiber network construction in five years.

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: Chunghwa Telecom has stated in its material information filed on July 6, 2011 about the media report of “Chunghwa Telecom plans to spend NT$200 billion developing its broadband network over the next 10 years,” that “In compliance with ‘National Broadband Development Policy’, the Company expressed its vision for broadband development. Amount of related investments depend on the Company’s annual actual demand and will be announced after the approval of board meeting.” The plan of NT$200 billion investment in broadband network (including fixed and wireless broadband) over ten years has not been changed.

6.Countermeasures: None

7.Any other matters that need to be specified: None